Interim Financial Report for the nine months ended December 31, 2003	[CAE logo]
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Third Quarter Report

Report to Shareholders Third Quarter Results

CAE made meaningful, if modest, progress in the third quarter compared to the first half of the year, with revenues of $304.9 million, operating earnings of $33.4 million and earnings from continuing operations, as well as net earnings, of $21.4 million (or 9 cents per share).

All were well above the second quarter, though still well below last year's levels, due to the combination of low demand, fierce competition, the 21% increase in the Canadian dollar relative to its American counterpart and the delays in government decision-making that remain a frustrating fact of life in our Military business. In particular, pricing pressures accounted for half of the erosion in Civil's margins from last year, while foreign exchange impacts lowered net earnings by 2 cents per share in the third quarter - 8 cents per share year-to-date.

Nevertheless, we see the third quarter results as tangible evidence that the worst is over. While recognizing that the recovery will be slow, we are encouraged that:

  both our earnings and revenues grew relative to the prior quarter, with the third quarter generating 42% of net earnings and 38% of revenues year-todate; and
  both the Civil and Military business units have generated more orders in nine months than they did all last year, with Civil securing 14 full flight simulator orders as of February 10, compared to 11 all last year; and with new and committed military orders totaling $333.0 million at December 31, compared to $285.0 million in full year 2003.

Civil continues to feel the effect of a "triple whammy" that has undermined our productivity gains - essentially, fewer units of production generating fewer US dollars that in turn are worth less in Canadian dollar terms. In addition to the basic operational challenge of lower volumes and high fixed costs, Civil also faced the need to absorb the higher initial costs of developing prototypes like the Embraer 170 and Airbus A380.

On the training side, growth momentum is continuing. Utilization of our 94 simulator training base increased during the quarter to 65%. However, here too there was continuing strong pressure on prices and the impact of a stronger Canadian dollar. The net result was a 6% increase in third quarter training revenue from the prior year - 19% in the quarter and 21% year-to-date net of foreign exchange impacts.

During the third quarter, we moved to meet the demand in the world's two fastest growing aviation markets - China and the Middle East. Our Spanish joint venture with Iberia is also up and running - a potential model for future outsourcing arrangements with major carriers. In addition, the recent exclusive training arrangement between CAE SimuFlite and Flight Options was an important win. Flight Options is one of the major players in the fractional business jet industry.

Marine grew its third quarter earnings by 6% from the prior year despite foreign exchange fluctuations, with contributions from the Astute, Malaysian and Indian naval programs causing a substantial increase in revenues and earnings from the prior quarter. Factor out foreign exchange impacts, and Marine would be growing at a healthy 18% rate.

On the Military front, our appeal against the Flight School XXI decision was not upheld. However, we did win some other important contracts in the key US market, including a large subcontract from Lockheed Martin to provide C-130J training for the US Air Force. Despite the Flight School result, our Tampa operation is on track to achieve a record year, with orders topping $150.0 million.

When technology trumps other considerations, CAE can compete and win in the US market; and we intend to do so. But the real lesson from Flight School XXI is that politics is never too far away from defence procurement programs. While our status as an eligible prime contractor gives us some tactical flexibility in the US market, we obviously have to adapt our marketing and partnering tactics to meet that reality.

On a more positive note, the CAE-Thales team has been selected by NHI as the preferred bidder to provide a range of NH90 helicopter training systems throughout Europe. This program is valued initially at $650.0 million, while creating future needs for training services and upgrades. This is a very important platform for future growth, since the current contract contemplates a training system for 400 helicopters, while NHI anticipates the NH90 fleet will grow to as many as 1,000 aircraft.

Looking forward, we hope to sustain the third quarter momentum for the remainder of the year. In Civil, the name of the training game remains to optimize the revenue and minimize the cost per training simulator, while improving our value proposition. In short, it's about getting "better and wetter", specifically by expanding our CAE Simfinity™ offering throughout our training network. Civil expects to receive one or two more simulator orders this fiscal year, while Military expects to exceed $500 million in orders by March 31 - in itself a solid base for future growth.

The past few years have been a time of great change at CAE - both internally and externally. Managing and measuring this transformation would have been a challenge even in stable conditions. That it occurred in such turbulent market conditions made the challenge that much more difficult for management and employees alike. Our Board has re-affirmed the fundamental elements of our strategy. We will refine our value proposition and our marketing efforts in the months ahead, while keeping a constant focus on cost controls. I firmly believe that CAE is better off today, with a brighter future, because of our strategic transformation, and that we have built a platform that can create greater value for our customers and our shareholders into the future.

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D.H. Burney
President and Chief Executive Officer

Management's Discussion and Analysis Nine months ended December 31, 2003

Management's Discussion and Analysis (MD&A) of the third quarter of fiscal 2004 financial results focuses on the core businesses of CAE Inc. (CAE): Civil Simulation and Training (Civil), Military Simulation and Training (Military) and Marine Controls (Marine). The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited financial statements contained on pages 16 to 28, as well as with the MD&A and the Consolidated Financial Statements and Notes included in CAE's annual report for the year ended March 31, 2003, which is available at www.cae.com or from CAE directly. All dollar amounts referred to herein are Canadian dollars, unless otherwise specified.

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions, which CAE considered reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect.

As described in the Business Risk and Uncertainties section included in CAE's annual report for the year ended March 31, 2003, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst other factors: the purchase and timing of delivery of new aircraft and vessels by and to civil, military and marine customers; reduced defense spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of our research and development program and our ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing our business strategy; foreign currency fluctuations; and general political, economic and financial conditions in the markets in which CAE operates.

This MD&A provides comments as to how the impact of the appreciation of the Canadian dollar against the foreign currency affected the Company's results in the third quarter of fiscal 2004 as compared to the third quarter of fiscal 2003. The Company believes that this is useful supplemental information as it provides an indication of performance excluding such appreciation. Readers should be cautioned however that this information should not be confused with or used as an alternate for performance determined in accordance with canadian GAAP.

Unless otherwise mentioned in this MD&A, the Outlooks provided in CAE's annual MD&A, included in its annual report for the year ended March 31, 2003, remain unchanged.

Summary of Consolidated Results Continuing Operations

Earnings from Continuing Operations
Consolidated earnings from continuing operations for the three month period ended December 31, 2003, were $21.4 million or 9 cents per share compared to $31.5 million or 14 cents per share reported in the same period last year. Year-to-date consolidated earnings from continued operations amounted to $51.6 million or 23 cents per share compared to $92.0 million or 42 cents per share reported in fiscal 2003.

The operating earnings of $10.9 million for the quarter and $27.4 million for the first nine months of fiscal 2004 in the Civil segment were impacted by adverse market conditions affecting volume and prices and by the production of prototypes entailing higher initial costs. In addition, the accounting for sale and leaseback financing was also a contributing factor, as these operating lease payments include an interest component, and are accounted for in Civil's operating earnings. The Military segment reported a decrease in operating earnings of 25% from $16.7 million to $12.6 million for the quarter compared to the same period last year, despite higher revenue. For the first nine months of the fiscal year, Military's operating earnings declined from $51.5 million to $36.7 million. The lower margins this quarter resulted from a changing program mix (with new programs generating higher start-up costs) and higher bid and proposal costs in pursuit of major programs. In addition, results were affected by the diluted margin relative to the total revenues recorded under the German Night Time Flying (NTF) helicopter simulation program, CAE having subcontracted work generating half of the program revenues in its role as prime contractor. Slightly offsetting this quarter's decline in operating earnings in the Civil and Military segments was the growth in the Marine segment, from $9.3 million to $9.9 million, which was attributable to Marine's higher revenue levels.

The results of all of CAE's business segments were impacted, both on a quarter and year-to-date basis, by the substantial and rapid appreciation in the Canadian dollar's value against the US dollar. The impact on earnings from continuing operations for the quarter was approximately $6.0 million, about 2 cents a share. For the first nine months of fiscal 2004, that impact was approximately $18.0 million, or 8 cents per share. An analysis of this impact on each individual business segment is available in their respective sections of this MD&A.

Earnings from continuing operations also reflect a greater pension expense for the first nine months of fiscal 2004, caused by the decrease in the rate of return on plan assets for defined benefit pension plans from 9.0% to 6.5%. The Company also began expensing its stock options on April 1, 2003, and bore additional costs from outstanding deferred share units issued under its executive long-term incentive compensation program.

Interest expense of $5.2 million for the quarter compared favorably to $9.0 million for the same period last year. This lower expense reflects the benefit from a reduction in long-term debt resulting from a combination of the September 30, 2003 issue of common shares which yielded the Company a net receipt of $168.0 million, and the proceeds of approximately $94.0 million from the sale and leaseback of five simulators, concluded on the same date. CAE's earnings from continuing operations also benefited from a lower tax rate this year as compared to last year 24% vs 32% in the quarter, and 21% vs 32% year-to-date. These lower rates reflect a combination of the mix of taxable income from various jurisdictions and of the recognition in the first quarter of loss carry-forwards in Australia.

Revenue
Consolidated revenue for the third quarter increased by 5% to $304.9 million compared to the same period last year. This increase was mainly driven by significant improvements in the Military and Marine segments, with increases of 32% and 17% respectively. These increases were offset by a 19% decrease in the Civil segment despite a 6% increase in training revenue. Excluding the effect of foreign currency fluctuations, revenue in the quarter would have increased by 14%. On a year-to-date basis, revenues decreased by 3% or $24.4 million compared to the prior year. Adjusting for the strengthening of the Canadian dollar against the US dollar during these past nine months, revenue would have exceeded the prior year by about $40.0 million. Military and Marine segments improved over last year's performance by 6% and 2% respectively, while Civil decreased by 12%.

Net Earnings
Consolidated net earnings of $21.4 million for the quarter compared to $31.5 million last year. During the quarter, there was no impact from discontinued operations on CAE's results. Year-to-date consolidated net earnings, which reflect a $1.9 million loss from discontinued operations, amounted to $49.7 million compared to $92.0 million last year.

Cash Flow
CAE's cash and short-term investments balances at the end of the quarter amounted to $90.4 million, a decrease of $29.6 million compared to the last quarter, while the total debt level increased by $16.4 million, due mostly to an increase in working capital.

CAE's net debt, defined as long-term debt less cash and short-term investments, increased this quarter by $46.0 million, but decreased by $195.9 million compared to March 31, 2003. The quarterly increase in net debt reflects a higher level of accounts receivable generated by progress towards the achievement of milestones on three major programs: the German NTF helicopter program, the Chinook helicopter simulator program for the Government of Singapore, and the Astute control system program for BAE Systems. A payment of $10.0 million on the latter was collected in January 2004, and CAE expects to receive payments on substantially all of these receivables (totalling in excess of $75.0 million) over the next nine months. The Company also continued to reduce capital expenditures. Third quarter expenditures amounted to $6.6 million vs $52.0 million last year while year-todate expenditures totalled $65.3 million compared to $182.9 million in the prior year.

On a year-to-date basis, the net debt reduction of $195.9 million was mostly attributable to the receipt of $122.5 million from sale and leaseback transactions and approximately $168.0 million net of fees and expenses from the issuance of common shares, partially offset by an increase in non-cash working capital. This increase related to higher accounts receivable, noted above, an increase in inventories primarily for the advance build of certain Civil simulators and lower accounts payable and accrued liabilities.

Backlog
CAE's consolidated backlog at December 31, 2003, was $2.2 billion. This amount has remained constant in the past nine months, while standing at $2.3 billion at March 31, 2003.

Capital Resources and Liquidity

Committed bank lines at floating interest rates permit CAE to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at December 31, 2003, was $615.1 million of which 59% ($361.0 million) was utilized. At March 31, 2003, the total available amount was $872.8 million, of which 52% ($451.9 million) was utilized.

The Company is in full compliance with all bank covenants at the end of the quarter. It also has the ability to borrow under non-committed operating lines in various currencies for up to $27.8 million, of which $7.5 million was drawn as at December 31, 2003. Both the availability and utilization are lower than at March 31, 2003, where they stood at $89.0 million and $41.3 million respectively.

As at December 31, 2003, CAE had long-term debt totaling $686.2 million. This compares to long-term debt of $811.4 million at March 31, 2003. At December 31, 2003, the short-term portion of the long-term debt was $14.4 million compared to $13.4 million at March 31, 2003.

CAE employs foreign exchange forward contracts to manage most of the exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at December 31, 2003, CAE had $150.9 million Canadian equivalent in forward contracts. The 47% increase in the nominal value of these contracts since March 31, 2003, reflects in part the change in forecasted foreign currency needs for fiscal year 2004 and future years.

CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt. In order to benefit from a favorable interest rate environment the mix of fixed rate versus floating rate debt on its long-term debt was 41% - 59% respectively as at December 31, 2003. Part of the change in that mix since March 31, 2003, where it stood at 38% - 62% respectively, is due mainly to the reduction in utilization of the committed bank facilities where the borrowings are all at floating rates. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate term debt totaling $112.3 million.

In the normal course of business, CAE has issued letters of credit and performance guarantees for a total amount of $183.0 million at December 31, 2003, compared to $195.1 million at March 31, 2003.

Sale and Leaseback Transactions
The following is a summary at December 31, 2003, of the existing sale and leaseback transactions for simulators currently in service in Civil's training locations, accounted for as operating leases on the Company's financial statements:

(amounts in millions)	Fiscal Year	Number of Simulators	Lease Obligation	Initial Term (Years)	Imputed Interest Rate	Deferred Gain	Residual Value Guarantee
SimuFlite	2002/03	6	$ 76.2	12	5.6%	2.2	-
SimuFlite	2004	5	120.7	20	5.5%	6.1	-
Toronto Training Centre	2002	2	49.6	21	6.4%	17.4	9.2
Air Canada
Training Centre	2000	2	38.0	20	7.6%	15.4	8.3
Denver/Dallas
Training Centres	2003	5	102.3	20	5.0%	35.2	-
Amsterdam
Training Centre	2002	3	39.1	8	6.4%/9.8%	-	-
China Southern JV¹	2003	5	23.2	15	3.0%	-	-
Others	-	7	43.4	10	3.2%²/7.3%/ 10.1%	15.6	15.6
35			$ 492.5	$ 91.9			$ 33.1
Annual Lease Payments
Payments (upcoming 12 months)	$ 40.6

1 Joint venture in which CAE has a 49% interests. 2 Floating Rate Basis.

Civil Simulation and Training

CAE's Civil Simulation and Training business is a world leader in the design and production of commercial flight simulators, visual systems and a world-leading supplier of integrated aviation training solutions. As at December 31, 2003, CAE has an installed base of 94 full-flight simulators (FFS) (89 FFS as at March 31, 2003, and 75 as at December 31, 2002) at 20 locations on four continents, making it the second largest independent training company in the world in each segment business aircraft, regional jets and wide body aircraft. CAE also remains the leader in selling FFS.

Review of Operations
CAE was awarded by Flight Options LLC, a leading provider of fractional shares in business aircraft, an exclusive three-year training contract worth approximately $35.0 million at CAE SimuFlite's Dallas-Fort Worth airport training centre.

CAE and China Southern Airlines continued their fifteen-year relationship by adding an Airbus A321 FFS to the Zhuhai Xiang Yi Aviation Technology training centre in Zhuhai, Guangdong province, China. Training on this simulator is expected to begin in September 2004, with average annual revenues of $3.0 million.

CAE and Aeroflot-Russian Airlines signed an eight-year agreement for A320 training. Aeroflot will take delivery of an A320 FFS, equipped with the CAE Tropos™ visual system, which is to be installed in Aeroflot's Moscow training centre and will be part of the growing Airbus-CAE training cooperation network. This simulator is expected to generate about $2.6 million per year in revenue.

CAE and Airbus, building on the Airbus-CAE agreement that was announced in August 2002, which combines Airbus's training expertise and CAE's network of training centres to provide increased global coverage to customers, joined forces to offer Airbus Corporate Jetliner (ACJ) family customers enhanced training courses, beginning in January 2004. The agreement means that Airbus ACJ courses will be available in North America for the first time, and leverages the business-jet training expertise of CAE SimuFlite, CAE's flagship business aviation training centre.

CAE officially inaugurated early in December 2003 the Emirates-CAE Flight Training centre in Dubai, United Arab Emirates. New business for a value of $16.0 million was announced and commitments to install a second Boeing 737NG/BBJ simulator and a Bell 412 helicopter FFS were made at that time. This training centre, jointly operated by CAE and the Emirates Group under a long-term teaming alliance, is the first of its kind in the Gulf region.

Furthermore, it is at the Emirates-CAE Flight Training centre that the first CAE Sim XXI™ level D-qualified simulator is located. This Gulfstream IV FFS is the first device of this next generation of FFS, which has a modular design and is based on the popular Windows and PC technologies. CAE Sim XXI™ FFS are designed to simplify assembly, testing and integration, and to reduce life cycle cost.

CAE has added Air Malta and Atlantic Southeast Airline to its growing list of customers who are incorporating the CAE Simfinity™ line of simulation-based ground school products and services into their aviation training programs. CAE Simfinity™ is widely recognized as the leading PC-based software training solution available, allowing pilots and maintenance crews worldwide to gain practical experience with airframe systems, engine and avionics before starting to train on a full-flight simulator. It uses the same high-fidelity software found in CAE's FFS and can be accessed anytime, anywhere.

CAE and Iberia Airlines signed an agreement to form an aviation training joint venture, consolidating the assets of their respective Spanish training centres-CAE's in Alcala and Iberia's at the Barajas airport. Under the terms of the agreement, CAE will contribute its Alcala assets and Iberia its Barajas assets and related debt to form a new company, where Iberia will train its nearly 2,000 pilots. CAE and Iberia have an 80-20 equity split, respectively. First-year revenues are estimated at $30.0 million and are expected to increase thereafter, based on Iberia's expected growth and CAE's further development of third-party training opportunities. The joint venture is to begin operations in the last quarter of CAE's fiscal 2004.

Financial Results

(amounts in millions, except operating margins)		Q3-2004	Q2-2004	Q1-2004	Q4-2003	Q3-2003
Revenue		$112.5	111.3	109.1	137.7	139.6
Operating earnings		$10.9	9.9	6.6	29.5	29.2
Operating margins	%	9.7	8.9	6.0	21.4	20.9
Backlog		$350.0	362.0	338.7	418.0	416.1

A combination of low demand, fierce competition and an appreciation of 21% of the Canadian dollar against its US counterpart impacted Civil's results. Revenue for the third quarter totaled $112.5 million, $27.1 million or 19% below last year. Quarterly revenue were down $16.1 million or 14% due to the impact of the weakening US dollar as compared to the same time period last year. Training revenue, excluding the above foreign currency fluctuation, showed a 19% increase over last year.

Year-to-date revenue amounted to $332.9 million, $46.6 million below the same period last year. The downward pressure from foreign exchange fluctuations on year-to-date revenue amounts to approximately 11%. Excluding the effects of foreign exchange, cumulative revenue would have been $368.7 million and revenue from training activities would have grown by 21% year-over-year.

Operating earnings for the third quarter amounted to $10.9 million, $18.3 million lower than the third quarter of last year. This shortfall against prior year was attributable to lower revenue, foreign exchange fluctuations, sale and leaseback financing and higher costs on certain prototype programs. About 10%, or $1.8 million, of the decrease in operating income is due to foreign currency fluctuations.

Year-to-date operating earnings of $27.4 million compared to $86.7 million last year. Foreign currency fluctuations account for about $18.0 million of the decrease and the accounting for sale and leaseback financing reduced margins by 700 basis points in the quarter and 600 basis points for the nine-month period.

The backlog at the end of December decreased by 3% to $350.0 million at December 31, 2003, from $362.0 million last quarter.

Outlook
On February 3, 2004, CAE was selected to provide US Airways with Embraer 170 and CRJ200 ground school training equipment that will become part of the airline's integrated training package. The CAE Simfinity™ integrated procedures trainers and virtual simulators are valued at approximately $6.5 million at list price. US Airways, JetBlue and Southwest are just some of the airlines that have signed up for CAE's integrated training package, which includes equipment for ground school through to FFS training.

As well, CAE will deliver a Boeing 737NG/BBJ full-flight simulator to Dubai-based Emirates in spring 2005. The simulator, a next-generation CAE Sim XXI™ platform, will be installed at the Dubai Emirates-CAE Flight Training centre.

On January 29, 2004, Southwest Airlines awarded CAE an order for a Boeing 737-700 full-flight simulator and related flight training devices, totaling about $25.0 million at market price.

The above, combined with the 10 FFS orders CAE had secured in the first nine months of fiscal 2004, exceed the 11 FFS sales which it concluded in all of fiscal 2003. These orders validate CAE's expectation of a market recovery in 2005/2006, and, combined to the continuing growth of its training business - which will benefit from the start-up of the joint venture with Iberia expected in mid-February 2004 - are expected to provide near-term growth.

Military Simulation and Training

CAE's Military Simulation and Training business is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training is developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European weapon systems. The customer base is extensive as well, CAE having made sales to over 30 countries globally.

Review of Operations
CAE was awarded subcontracts valued at more than US$100.0 million for the design and manufacture of the training systems under Lockheed Martin's C-130J Maintenance and Aircrew Training System program, for which CAE will build four new aircrew trainers, three maintenance trainers, a loadmaster trainer, and provide operation and maintenance support.

CAE also has responsibility to provide a range of training support services such as aircrew instruction, contractor logistics support, and engineering services, and is already under contract from Lockheed Martin to design the following C-130J training devices for the USAF: two weapon systems trainers, one avionics systems management trainer, one integrated crew systems trainer, one cockpit procedures trainer, and one fuselage trainer.

During the third quarter, CAE also signed with Lockheed Martin a contract valued at $10.0 million to perform upgrades on US Air Force C-130J transport aircraft simulators.

CAE was awarded by the UK Ministry of Defense (MoD) a contract valued in excess of $9.0 million to upgrade the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force Base Benson in the UK. Based on a six-year relationship, this contract is a demonstration of the MoD and CAE commitment to offer and maintain a high level of quality for training services.

CAE was selected by the US Army's Program Executive Office - Simulation, Training and Instrumentation to provide desktop trainers and a reconfigurable part-task trainer for the Chinook and Black Hawk helicopters. The initial delivery order is valued at approximately US$5.0 million.

CAE was awarded by the Canadian Department of National Defense a five-year contract valued at more than $3.0 million to provide initial and recurrent training to CH-149 Cormorant helicopter aircrews at CAE's MSHATF facility in the UK, which also provides training to the UK Royal Air Force and third-party operators of AgustaWestland EH101 Merlin, Boeing CH-47 Chinook, and Eurocopter Puma helicopters.

CAE signed a series of Military contracts valued at approximately $7.0 million for a range of modeling and simulation solutions. These contracts leverage capabilities developed for the traditional military training market into new areas for CAE, such as Uninhabited Aerial Vehicle, or UAV, platforms.

CAE was advised by the US General Accounting Office that its appeal of the Flight School XXI decision was not upheld.

Financial Results

(amounts in millions, except operating margins)		Q3-2004	Q2-2004	Q1-2004	Q4-2003	Q3-2003
Revenue		$141.6	100.4	99.6	123.8	107.4
Operating earnings		$12.6	11.8	12.3	22.1	16.7
Operating margins	%	8.9	11.8	12.4	17.9	15.5
Backlog		$1,207.1	1,213.0	1,225.9	1,235.3	1,347.5

Revenue of $141.6 million for the quarter was $34.2 million or 32% higher than last year's level of $107.4 million, despite foreign currency fluctuations that negatively impacted the top line by approximately $6.3 million. The increase in revenue against the prior year was mainly due to the contribution from the Eurofighter 2000 contract, along with the Bombardier support service contract for the CF-18 program.

Year-to-date revenues amounted to $341.6 million, $19.7 million or 6% higher than last year for the same nine-month period. The increase was due to the performance of the programs mentioned above, as well as the Management and Support of Australian Defense Force Aerospace Simulation contract in Australia. Excluding foreign exchange, revenue would have amounted to $362.0 million.

Operating earnings of $12.6 million were $4.1 million or 25% lower than last year's third quarter. These results were adversely affected by higher marketing expenses for bids on major projects and the lower contribution margin on theGerman NTF helicopter program. These lower margins were anticipated as CAE, while a prime contractor on that program, only had a 50% work share, but had to reflect 100% of the revenue and costs in its financial statements. The remaining 50% of this program was performed by subcontractors, which results in the Company showing a lower earnings level than if this work had been done in-house at CAE. In addition, a mix of programs skewed toward lower margin levels in the current year compared to last year also impacted operating earnings. Approximately $2.7 million of the reduction against prior year relates to foreign currency fluctuations.

For similar reasons, year-to-date operating earnings of $36.7 million were well below last year. Approximately $4.7 million of the reduction in operating earnings can be associated with foreign exchange.

Backlog remained in excess of $1.2 billion.

Outlook
On January 21, 2004, it was announced that NATO Helicopter Industries (NHI) had selected the CAE-Thales Training & Simulation team as the preferred bidder to provide a range of NH-90 helicopter training systems throughout Europe in a program valued at approximately $650.0 million. CAE and Thales Training & Simulation are establishing a joint venture company to serve as prime contractor and design authority for managing and delivering this helicopter training program to NHI. It is expected that this program will have future needs for training services and upgrades, as well as growth in overall fleet size.

CAE continues to strengthen its relationships with various manufacturers, as well as its bidding activities for significant programs, including the UK's Advanced Vehicle Training System project and the Canadian Forces' CF-18 Advanced Distributed Combat Training System project. Contract award decisions for these projects are currently expected in the first quarter of fiscal 2005 (i.e. by June 2004) for the former, and before the end of CAE's current fiscal year for the latter.

Marine Controls

CAE's Marine Controls business is a world leader in the supply of automation and control systems for both naval and commercial markets, having been selected to provide controls for more than 130 warships in 18 navies and over 450 commercial ships. Automation systems monitor and control the propulsion, electrical steering, ancillary, auxiliary and damage control systems while navigation systems allow a ship's crew to plan and navigate safe and efficient passage through the integration of electronic nautical charts with onboard sensors. The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year UK Royal Navy Astute Class Submarine Training (Astute) program awarded in fiscal 2002 and submarine training in Canada. The business also designs and manufactures power plant training simulators.

Review of Operations
During the quarter, a cooperation agreement was signed with Marine Technologies (MT) of Mandeville, Louisiana to be able to offer total integrated solutions for navigation, dynamic positioning and ship automation for the commercial marine and offshore market - an addressable market of approximately $95.0 million annually. MT is a leader in dynamic positioning systems and thruster control systems for the offshore market.

In early 2004, the largest passenger ship ever built, the Queen Mary 2, began its service life. Aboard this ship is the result of one of the largest marine control system implementations ever, CAE's software-based integrated automation system, which on the Queen Mary 2 controls all of the ship's vital machinery, electrical and safety systems.

Financial Results

(amounts in millions, except operating margins)		Q3-2004	Q2-2004	Q1-2004	Q4-2003	Q3-2003
Revenue		$50.8	34.4	34.2	50.7	43.3
Operating earnings		$9.9	5.6	4.9	8.9	9.3
Operating margins	%	19.5	16.3	14.3	17.6	21.5
Backlog		$597.9	618.2	612.5	628.5	677.0

Revenue for the third quarter amounted to $50.8 million, 17% above last year. The $7.5 million increase was mostly due to a higher level of activity on the Astute, Royal Malaysian Navy and Indian Navy programs. Excluding foreign exchange fluctuations, revenue would have amounted to $53.2 million for the third quarter.

Cumulative revenues of $119.4 million were $2.5 million higher than last year. This increase was a result of new contracts in this fiscal year, such as the agreement with the Canadian Department of National Defence for the DND CPF CRT upgrade, and the contract with Hyundai Heavy Industries for shipboard control systems in a series of KDX II destroyers. The higher revenues were realized despite a negative impact of $8.2 million from foreign exchange fluctuations.

Operating earnings for the quarter of $9.9 million were $0.6 million or 6% higher than last year. This increase is commensurate with the growth in revenue. Foreign exchange had a 12% negative impact on operating earnings for the quarter.

Year-to-date operating earnings amounted to $20.4 million, $2.5 million below the same period last year. This decline is attributable to a negative foreign exchange impact of approximately $4.5 million, which was partially offset by cost reductions on the Indian Navy P-17 program.

The backlog at the end of December reached $597.9 million.

Outlook
With its significant installed base, the long-term training contract for the UK Astute Submarine, and the possibilities of further options to build additional ships in several of the programs it is working on, the Marine business continues to be well positioned for growth in its markets.

Moreover, through various teaming agreements it has concluded with various manufacturers of complementary products, Marine continues to expand its breadth of product and service offerings.

Consolidated Balance Sheets
(amounts in millions of Canadian dollars)	as at December 31 2003	as at March 31 2003
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$ 87.5	$ 17.1
Short-term investments	2.9	2.6
Accounts receivable	398.3	373.1
Inventories	181.8	136.3
Prepaid expenses	16.4	14.0
Income taxes recoverable	49.4	25.7
Future income taxes	1.5	3.5
	737.8	572.3
Restricted Cash	6.8	14.4
Assets of discontinued operations	-	50.0
Property, plant and equipment, net	828.5	930.4
Future income taxes	83.8	85.7
Intangible assets	157.0	171.7
Goodwill	342.6	366.8
Other assets	169.3	165.2
	$2,325.8	$2,356.5

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 343.7	$ 413.3
Deposits on contracts	93.6	101.2
Long-term debt due within one year	14.4	13.4
Future income taxes	42.8	42.4
	494.5	570.3
Liabilities of discontinued operations	-	17.9
Long-term debt	671.8	798.0
Long-term liabilities	169.4	139.6
Future income taxes	80.9	80.5
	1,416.6	1,606.3

Shareholders' Equity
Capital stock	366.9	190.5
Contributed surplus	0.9	-
Retained earnings	555.2	531.2
Currency translation adjustment	(13.8)	28.5
	909.2	750.2
	$2,325.8	$2,356.5

Consolidated Statements of Earnings
	three months ended December 31		nine months ended December 31
(amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Revenue
Civil Simulation and Training	$ 112.5	$ 139.6	$ 332.9	$ 379.5
Military Simulation and Training	141.6	107.4	341.6	321.9
Marine Controls	50.8	43.3	119.4	116.9
	$ 304.9	$ 290.3	$ 793.9	$ 818.3
Operating earnings
Civil Simulation and Training	$ 10.9	$ 29.2	$ 27.4	$ 86.7
Military Simulation and Training	12.6	16.7	36.7	51.5
Marine Controls	9.9	9.3	20.4	22.9
Earnings from continuing operations before interest and income taxes	33.4	55.2	84.5	161.1
Interest expense, net	5.2	9.0	19.1	25.8
Earnings from continuing operations before income taxes	28.2	46.2	65.4	135.3
Income taxes	6.8	14.7	13.8	43.3
Earnings from continuing operations	$ 21.4	$ 31.5	$ 51.6	$ 92.0
Results of discontinued operations	-	-	(1.9)	-
Net earnings	$ 21.4	$ 31.5	$ 49.7	$ 92.0
Basic and diluted earnings per share from continuing operations	$ 0.09	$ 0.14	$ 0.23	$ 0.42
Basic and diluted earnings per share	$ 0.09	$ 0.14	$ 0.22	$ 0.42
Average number of shares outstanding	246.5	219.4	228.7	219.4

Consolidated Statements of Retained Earnings
	three months ended December 31		nine months ended December 31
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Retained earnings at beginning of period as previously reported	$ 541.2	$ 487.9	$ 531.2	$ 446.8
Adjustment for change in accounting policies	-	-	-	(6.4)
Retained earnings at beginning of period as restated	541.2	487.9	531.2	440.4
Share issue costs (net of taxes of $2.4 million)	-	-	(5.1)	-
Net earnings	21.4	31.5	49.7	92.0
Dividends	(7.4)	(6.7)	(20.6)	(19.7)
Retained earnings at end of period	$ 555.2	$ 512.7	$ 555.2	$ 512.7

Consolidated Statements of Cash Flow
	three months ended December 31		nine months ended December 31
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Operating activities
Earnings from continuing operations	$ 21.4	$ 31.5	$ 51.6	$ 92.0
Adjustments to reconcile earnings to cash flows from operating activities:
Amortization	19.5	17.5	54.4	50.6
Future income taxes	7.3	4.5	(0.2)	9.9
Investment tax credit	(4.3)	(6.8)	(16.4)	(14.6)
Other	(7.6)	(2.9)	(10.4)	(9.8)
Increase in non-cash working capital	(74.0)	(27.5)	(160.2)	(105.9)
Net cash provided by (used in) continuing operating activities	(37.7)	16.3	(81.2)	22.2
Investing activities
Short-term investments, net	1.9	(0.3)	(0.4)	13.1
Capital expenditures	(6.6)	(52.0)	(65.3)	(182.9)
Proceeds from disposition of businesses	-	-	22.3	25.0
Proceeds from sale and leaseback of assets	-	-	122.5	92.2
Development costs	(4.7)	(6.9)	(7.5)	(15.5)
Deferred pre-operating costs	(5.7)	(2.1)	(6.0)	(7.9)
Other assets	9.4	(1.7)	7.5	(15.3)
Net cash provided by (used in) continuing investing activities	(5.7)	(63.0)	73.1	(91.3)
Financing activities
Proceeds from long-term debt	72.5	99.1	386.1	250.4
Repayments of long-term debt	(48.0)	(30.3)	(454.2)	(178.6)
Dividends paid	(7.2)	(6.5)	(20.1)	(19.6)
Common stock issuances	0.3	0.4	175.9	3.8
Share issue costs	(0.5)	-	(7.5)	-
Other	3.2	(4.6)	1.4	(9.5)
Net cash provided by continuing financing activities	20.3	58.1	81.6	46.5
Net cash provided by discontinued activities	-	5.2	3.3	7.8
Effect of foreign exchange rate changes on cash and cash equivalents	(4.5)	(10.2)	(6.4)	(5.1)
Net increase (decrease) in cash and cash equivalents	(27.6)	6.4	70.4	(19.9)
Cash and cash equivalents at beginning of period	115.1	62.5	17.1	88.8
Cash and cash equivalents at end of period	$ 87.5	$ 68.9	$ 87.5	$ 68.9
Supplementary Cash Flow information (Note 6)

Notes to Consolidated Financial Statements Note 1: Significant Accounting Policies

These interim unaudited consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a consistent basis with the Company's annual consolidated financial statements for the year ended March 31, 2003, except as noted below. For a full description of accounting policies, refer to the CAE Annual Report for the year ended March 31, 2003. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective April 1, 2002, CAE retroactively adopted the amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 Foreign Currency Translation. Accordingly, the Company no longer defers and amortizes the exchange gains or losses arising on translation of long-term foreign currency denominated items. Exchange gains or losses arising on translation of such items are now included in earnings as incurred. Consequently, prior years' financial statements were restated through a charge to fiscal 2003 opening retained earnings of $6.4 million, net of $2.8 million of taxes.

Effective April 1, 2003, CAE changed its accounting method pursuant to CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments and began expensing prospectively its stock-based compensation. During the nine months ended December 31, 2003, compensation cost for CAE's stock options was recognized in net earnings with a corresponding credit of $0.9 million to contributed surplus using the fair value based method of accounting for awards that were granted in May 2003. The assumptions for calculating this expense are similar to the ones disclosed in CAE's US GAAP note for the fiscal year ended March 31, 2003. For the nine months ended December 31, 2002, no stock- based employee compensation expense for stock options was reflected in net earnings as all stock options granted had an exercise price equal to the intrinsic value of the underlying common stock. In addition, for the same period last year, CAE adopted the pro forma disclosure based on the recommendations of CICA Section 3870 as if the fair value based accounting method had been used to account for stock based compensation cost.

The Black-Scholes valuation model was used to determine the fair value of options granted in May 2003. The following outlines the assumptions used in the calculation:

nine months ended December 31, 2003
(Unaudited)
Dividend yield	1.29%
Expected volatility	41.5%
Risk-free interest rate	5.75%
Expected life (years)	6
Number of options granted	3,516,220
Weighted average fair value of options granted	$ 1.65

On April 1, 2003, the Company prospectively adopted the CICA Handbook Section 3063, Impairment of Long-lived Assets. The new section requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. No impairment losses for long-lived assets were recorded in the first nine months of fiscal 2004.

On April 1, 2003, the Company prospectively adopted the CICA Handbook Section 3475 Disposal of Long-lived Assets and Discontinued Operations which requires that assets classified as held for sale be measured at the lower of carrying value and fair value less disposal costs. Assets classified as held for sale are not to be amortized while classified as such. It also requires that the results of operations of a component of an enterprise that has been disposed of by either sale or abandonment be reported as discontinued operations. A component of an enterprise comprises operations and cash flows that can be clearly distinguish, operationally and for financial reporting purposes, from the rest of the enterprise.

In the first nine months of fiscal 2004, the Company sold three businesses already classified as discontinued operations (Note 3). There were no other disposal activities relating to long-lived assets by the Company for the nine month period ending December 31, 2003.

Notes to Consolidated Financial Statements Note 2: - Business Acquisitions

On March 31, 2003, the Company completed a technology investment in the marine navigation business by acquiring all of the issued and outstanding shares of the Norway-based Hitec Marine Automation AS (Hitec). No cash consideration was given for the purchase of the shares. NOK 8.9 million were incurred for acquisition and integration costs. These costs were accounted for as additional goodwill. The business provides marine navigation products and capabilities for both naval and commercial marine markets. This technology investment complemented the Company's existing marine products and capabilities.

The allocation of the purchase price of Hitec was based on management's estimate of the fair value of assets acquired and liabilities assumed. Allocation of the purchase price involves a number of estimates as well as gathering of information over a number of months. This estimation process was completed and changes to goodwill are presented below.

During fiscal 2002, the Company completed four strategic acquisitions, two of which accelerated the Company's move into aviation training, one which significantly improved the Company's access to the US defence market and one which provided immediate entry into the commercial marine control systems market. A summary description of each acquisition follows:

On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE Systems Flight Simulation and Training Inc. (BAE Systems) located in Tampa, Florida, for a total cash consideration of US$76.0 million. The business has a well-established position in the US defence market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

On August 1, 2001, the Company acquired all of the issued and outstanding shares on Valmarine AS of Norway (Valmarine), for a cash consideration of NOK 238.6 million and a CAE share issuance of NOK 125.4 million, based on the average closing price of CAE's shares for the 10 days prior to August 1st. Valmarine is the global leader for marine control systems for the commercial market.

On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. (Schreiner) for total cash consideration of Euro 193.4 million. The business provides simulator and ground-school civil aviation training.

On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, equipment in the amount of US$54.0 million was sold and leased back. SimuFlite is the world's second largest provider of business aviation training.

These acquisitions were accounted for under the purchase method and their operating results have been included from the respective acquisition dates.

The net assets acquired were summarized as follows:

(amounts in millions)	BAE Systems	Valmarine	Schreiner	SimuFlite	Total as at March 31, 2002	Hitech Marine Automation as at March 31, 2003
Current assets	$ 36.2	$ 16.3	$ 15.3	$ 23.0	$ 90.8	$ 5.6
Current liabilities	(65.8)	(8.7)	(37.0)	(8.2)	(119.7)	(13.3)
Property, plant and equipment	59.0	0.5	167.9	262.0	489.4	0.1
Intangible assets
Trade names	-	3.2	-	37.1	40.3	-
Customer relations	-	9.8	66.0	29.2	105.0	-
Customer contractual
agreements	-	2.3	2.2	3.6	8.1	-
Other intangibles	2.5	3.1	-	7.0	12.6	1.2
Goodwill	104.2	40.4	102.8	106.3	353.7	1.6
Future income taxes	36.6	(3.9)	(34.2)	15.1	13.6	4.8
Long-term debt	(17.3)	-	(23.1)	(52.4)	(92.8)	-
Long-term liabilities	(36.1)	-	-	-	(36.1)	-
	119.3	63.0	259.9	422.7	864.9	-
Less: Sale and leaseback
of assets	-	-	-	(86.2)	(86.2)	-
Shares issued (note 11)	-	(21.1)	-	-	(21.1)	-
Total cash consideration:	$ 119.3	$ 41.9	$ 259.9	$ 336.5	$ 757.6	$ -

The net assets of Schreiner, SimuFlite and approximately 10% of the net assets of BAE Systems (including goodwill of $209.8 million) are included in the Civil Simulation and Training segment. The balance of the net assets of BAE Systems (including goodwill of $93.8 million) is included in the Military Simulation and Training segment. Net assets of Valmarine and Hitec (including goodwill of $38.4 million) are included in the Marine Controls segment.

The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

There were certain adjustments to the assets and liabilities recorded in fiscal 2003 for three of the businesses acquired. For Valmarine, the adjustment related to the final evaluation of other intangible assets. With Schreiner, the adjustment pertained to the accounting for simulators that were being built at the time the acquisition was completed. For SimuFlite, the adjustment resulted from a purchase price arbitration settlement, which occurred in fiscal 2003. Hitec Marine Automation was adjusted in the first quarter of fiscal 2004, with the final evaluation of the tax liabilities, and then again in the second quarter with the final evaluation of the integration costs.

The adjustments made in fiscal year 2003 and 2004 to the purchase price equation are summarized as follows:

(amounts in millions of Canadian dollars)	Valmarine AS	Schreiner	SimuFlite	Total as at March 31, 2003 (Audited)	Hitech Marine Automation nine months ended December 31, 2003 (Unaudited)
Current assets	$ (0.1)	$ -	$ (2.7)	$ (2.8)	$ -
Current liabilities	-	(1.0)	(6.0)	(6.1)	0.7
Property, plant and equipment	-	-	3.2	3.2	-
Intangible assets	7.3	-	-	7.3	-
Goodwill	(2.9)	(11.6)	1.9	(12.6)	(0.7)
Future income taxes	(4.3)	(2.2)	-	(6.5)	-
Long-term debt	-	13.9	(3.3)	(10.6)	-
Total cash consideration:	$ -	$ -	$ (6.9)	$ (6.9)	$ -

Notes to Consolidated Financial Statements Note 3: Discontinued Operations

On February 2, 2000, the Board of Directors approved a plan to divest the Cleaning Technologies business. On December 18, 2001, the Board also approved a plan to divest the Forestry Systems business segment. As a result, the results of operations and the financial position of these business segments have been reported separately in the consolidated statements of earnings and the consolidated balance sheets (together the "Discontinued Operations").

On February 28, 2002, the Company completed the sale of two of CAE's five Cleaning Technologies operations. The Company sold the shares of CAE Ransohoff Inc., of Cincinnati, Ohio and CAE Ultrasonics Inc., of Jamestown, New York to the management of these operations. The total consideration was initially US$21.4 million, comprised of US$9.2 million cash and a holdback of US$1.6 million payable 120 days from closing with the balance in the form of a long-term subordinated note receivable. The total consideration was subject to adjustment based on an audit of the closing statement of financial position. In fiscal 2003, the audit was completed and certain issues remain in dispute. An adjustment to reduce the previously recorded consideration by US$2.2 million with a corresponding reduction in the holdback and a reduction in the long-term subordinated note has been recorded based on management's best estimate.

On March 28, 2002, CAE completed the sale of its fibre screening business to the Advanced Fiber Income Fund (AFT) for cash proceeds of $162.0 million. Following the closing of this transaction, certain issues arose in connection with the income tax planning with respect to the foreign operations of AFT, and the partial termination of its defined benefit pension plan for the transferred employees. CAE recorded in its loss from Discontinued Operations in fiscal 2003 an additional after tax cost of $3.2 million (tax amount - $1.1 million) for these adjustments.

On June 28, 2002, CAE sold the shares of CAE Cleaning Technologies Plc to the management of these operations for a note receivable of $1.2 million.

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for a cash consideration of $25.0 million and a further estimated payment at $10.0 million based on the operating performance of the company in the three year period following the closing date.

On April 30, 2003, CAE completed the sale of certain assets of its German Cleaning Technologies operations for a cash consideration of Euro 25,000, approximating book value. Subsequent to completing the sale, CAE incurred post acquisition costs with respect to the transfer of employees resulting in an after-tax charge recorded in its results of Discontinued Operations of $1.9 million (tax amount - $1.0 million).

On May 2, 2003, CAE completed the sale of its remaining Forestry Systems business to Carmanah Design and Manufacturing Inc. Cash consideration of $19.8 million was received on closing. The consideration was increased by a further $0.5 million post closing adjustment based on the final amount of working capital. In addition, the Company is entitled to receive further consideration based on the performance of the business over the 30 month period following the closing. No value has been ascribed to this additional consideration in these financial statements.

On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technology business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration was US$2.5 million, comprised of cash consideration of US$0.5 million and a promissory note of US$2.0 million due and payable in two equal installments, the first, which was received 30 days after the closing date, and the second on the first anniversary of the closing date.

Summarized financial information for the discontinued operations is as follows:

	three months ended December 31		nine months ended December 31
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Revenue
Cleaning Technologies	$ -	$ 5.9	$ 1.7	$ 18..5
Forestry Systems	-	8.0	3.1	58.6
	-	13.9	4.8	77.1
Net loss from Cleaning Technologies after measurement date,
net of tax recovery (2003 - $1.0; 2002 - Nil)	-	-	1.9	-
Net loss from discontinued operations	$ -	$ -	$ 1.9	$ -

(amounts in millions of Canadian dollars)	as at December 31, 2003		as at March 31, 2003
	Forestry Systems	Cleaning Technolo- gies	Forestry Systems	Cleaning Technolo- gies
		(Unaudited)		(Audited)
Current assets	$ -	$ -	$ 11.5	$ 7.9
Property, plant and equipment, net	-	-	2.7	3.7
Goodwill	-	-	16.0	4.8
Other assets	-	-	0.8	2.6
	-	-	31.0	19.0
Assets of discontinued operations	$ -	$ -	-	$ 50.0
Current liabilities	-	-	12.8	0.1
Other liabilities	-	-	0.9	4.1
	$ -	$ -	$ 13.7	$ 4.2
Liabilities of discontinued operations		$ -		$ 17.9

Notes to Consolidated Financial Statements Note 4: Capital Stock
	as at December 31, 2003		as at March 31, 2003
(amounts in millions of Canadian dollars, except number of shares)	Number of shares	Stated Value	Number of shares	Stated Value
	(Unaudited)		(Audited)
Balance at beginning of period	219,661,178	$ 190.5	218,955,780	$ 186.8
Shares issued (a)	26,600,000	175.0	-	-
Stock options exercised	167,000	0.9	650,776	3.5
Stock dividends	77,131	0.5	54,622	0.2
Balance at end of period	246,505,309	$ 366.9	219,661,178	$ 190.5

(a)

On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share, for cash proceeds of $175.0 million before share issue costs of $5.1 million (net of income taxes of $2.4 million).

Notes to Consolidated Financial Statements Note 5: Letters of Credit and Guarantees

As at December 31, 2003, CAE had outstanding letters of credit and performance guarantees in the amount of $183.0 million (March 31, 2003 - $195.1 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions.

Advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. Contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction.

(amounts in millions of Canadian dollars)	as at December 31, 2003	as at March 31, 2003
	(Unaudited)	(Audited)
Advance payment	$ 126.3	$ 159.9
Contract performance	19.6	32.4
Operating lease obligation	29.9	-
Others	7.2	2.8
TOTAL	$ 183.0	$ 195.1

Notes to Consolidated Financial Statements Note 6: Supplementary Information Cash provided by (used in) non-cash working capital:
	three months ended December 31		nine months ended December 31
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Accounts receivable	$ (86.3)	$ (8.1)	$ (36.5)	$ 16.9
Inventories	(10.7)	(12.3)	(43.5)	(10.9)
Prepaid expenses	13.9	3.3	(2.4)	0.1
Accounts payable and accrued liabilities	16.2	(4.8)	(68.7)	(60.1)
Deposits on contracts	3.1	(21.5)	(6.0)	(80.6)
Income taxes recoverable	(10.2)	15.9	(3.1)	28.7
Increase in non-cash working capital	$ (74.0)	$ (27.5)	$ (160.2)	$ (105.9)

Interest paid	$ 8.9	$ 9.5	$ 30.9	$ 23.7
Income taxes paid (recovered)	$ 4.9	$ (6.0)	$ 10.7	$ (0.8)

Foreign exhange gain (loss)	$ (0.6)	$ (1.9)	$ 6.5	$ 8.0

Notes to Consolidated Financial Statements Note 7: Business and Geographic Segments The Company's significant business segments include:

(i)	Civil Simulation and Training - a world-leading supplier of civil flight simulators and visual systems, and a provider of business and civil aviation training.
(ii)	Military Simulation and Training - a premier supplier of military flight and land-based simulators, visual and training systems.
(iii)

Marine Controls - a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on operating earnings before interest and income taxes and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and contingent consideration due to acquisitions included in other long-term liabilities.

Financial information on the Company's operating segments is shown in the following table:

Business Segments
(amounts in millions of Canadian dollars)	As at December 31, 2003	As at March 31, 2003
	(Unaudited)	(Audited)
Capital employed
Civil Simulation and Training	$ 1,012.1	$ 1,156.9
Military Simulation and Training	320.0	247.7
Marine Controls	158.2	122.9
Other	3.7	(9.7)
Total capital employed	$ 1,494.0	$ 1,517.8
Cash	87.5	17.1
Short-term investments	2.9	2.6
Income taxes recoverable	49.4	25.7
Accounts payable and accrued liabilities	343.7	413.3
Deposits on contracts	93.6	101.2
Future income taxes - short-term	1.5	3.5
Future income taxes - long-term	83.8	85.7
Deferred gains and long-term liabilities	169.4	139.6
Assets of discontinued operations	-	50.0
Total assets	$ 2,325.8	$ 2,356.5
Total assets by segment
Civil Simulation and Training	$ 1,324.7	$ 1,474.3
Military Simulation and Training	492.1	442.6
Marine Controls	219.4	214.8
Assets of discontinued operations	-	50.0
Other	289.6	174.8
	$ 2,325.8	$ 2,356.5
Additions and adjustments to goodwill
Civil Simulation and Training	$ (11.6)	$ (4.9)
Military Simulation and Training	(10.2)	(7.1)
Marine Controls	(2.4)	3.3
Other	-	-
	$ ()	$ (8.7)
Additions and adjustments to intangible assets
Civil Simulation and Training	$ (11.8)	$ 6.1
Military Simulation and Training	(0.3)	(0.2)
Marine Controls	(2.6)	12.1
	$ (14.7)	$ 18.0

	three months ended December 31		nine months ended December 31
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Capital expenditures
Civil Simulation and Training	$ 5.8	$ 43.3	$ 59.4	$ 159.6
Military Simulation and Training	2.1	0.9	3.1	4.6
Marine Controls	(1.3)	7.8	2.8	18.7
	$ 6.6	$ 52.0	$ 65.3	$ 182.9
Amortization of property, plant and equipment
Civil Simulation and Training	$ 9.6	$ 8.5	$ 28.8	$ 26.3
Military Simulation and Training	2.8	2.6	8.6	8.3
Marine Controls	0.4	0.7	1.2	2.2
Other	-	-	0.6	-
	$ 12.8	$ 11.8	$ 39.2	$ 36.8
Amortization of intangible assets
Civil Simulation and Training	$ 1.7	$ 1.9	$ 5.2	$ 5.7
Military Simulation and Training	0.1	-	0.1	-
Marine Controls	0.4	0.5	1.4	1.6
	$ 2.2	$ 2.4	$ 6.7	$ 7.3
Amortization of other assets
Civil Simulation and Training	$ 4.0	$ 2.5	$ 6.2	$ 5.3
Military Simulation and Training	-	0.8	1.0	1.2
Marine Controls	-	-	-	-
Other	0.5	-	1.3	-
	$ 4.5	$ 3.3	$ 8.5	$ 6.5
Revenue from external customers based on their location
Canada	$ 38.4	$ 23.5	$ 98.7	$ 64.1
United States	106.7	86.3	251.4	249.9
United Kingdom	28.9	40.4	85.3	117.0
Germany	43.1	35.3	91.4	76.3
Other European countries	39.9	38.2	122.4	111.3
Other countries	47.9	66.6	144.7	199.7
	$ 304.9	$ 290.3	$ 793.9	$ 818.3

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